Exhibit 99.1

Enthusiast Gaming Announces Xbox as Returning Media Sponsor

LOS ANGELES, Feb. 07, 2023 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, today announces that it has renewed its partnership with Xbox as a media sponsor for the upcoming NFL Tuesday Night Gaming (“NFL TNG”) All-Star Game.

The NFL TNG All-Star Game presented by Xbox will run on February 7, 2023. NFL TNG is a first-of-its-kind gaming collaboration between Enthusiast Gaming and the NFL that brings together NFL players and Legends and top gaming content creators. NFL TNG debuted in September 2022 and streams weekly on YouTube (www.youtube.com/nfltng), Twitter (www.twitter.com/nfltng), and on www.nfltuesdaynightgaming.com.

The All-Star Game is a custom content program that will see fan-favorite NFL TNG athletes and gamers returning to the show, who will battle it out during NFL Super Bowl week in a series of live matchups for gaming supremacy. Xbox will be incorporated throughout the broadcast via product placements, exclusive owned moments, including the play of the game, all supported across Enthusiast Gaming assets, including YouTube video, desktop media, and social amplification.

“We are pleased to welcome back Xbox as a returning sponsor for NFL Tuesday Night Gaming,” commented Bill Karamouzis, President of Enthusiast Gaming. “Our integrated solutions continue to unlock value for brands by placing them at the intersection of gaming and sports culture."

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with younger millennial audiences. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, the timing, format and composition of the NFL TNG programming and its related sponsorships.

Forward-looking statements are based on assumptions and analyses made by Enthusiast Gaming in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; Enthusiast Gaming’s growth plan, and judgment applied in the application of Enthusiast Gaming’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.